Exhibit 99.3

THRIVE ACQUISITION CORPORATION

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER

Adopted by the Board of Directors on [●], 2021

A.	PURPOSE

The purpose of the Nominating and Corporate Governance Committee (the “Committee”) is to (1) identify individuals qualified to become members of the Board of Directors (the “Board”) of Thrive Acquisition Corporation (the “Company”), consistent with criteria approved by the Board; (2) recommend to the Board the nominees for election to the Board at each annual meeting of shareholders and to fill vacancies on the Board; (3) review nominees for Board membership submitted by shareholders of the Company; (4) advise the Board with respect to Board composition, procedures and committees; (5) recommend directors to serve on each Board committee; (6) oversee the annual evaluation of the Company’s management and the annual self-evaluation of the Board and the committees of the Board; (7) review and recommend any necessary or appropriate updates or modifications to the Company’s Corporate Governance Guidelines and other corporate governance-related policies of the Company (collectively, the “Corporate Governance Policies”), and otherwise take a leadership role in shaping the corporate governance of the Company; and (8) take such other actions within the scope of this Charter as the Committee deems necessary or appropriate.

B.	ORGANIZATION

1.	Membership. The Committee shall at all times consist of at least two (2) directors of the Company appointed by the Board. Each member shall serve until his or her successor is duly appointed, or until his or her earlier death, resignation or removal by the Board. Committee members may be removed at any time by a vote of the majority of directors of the Company then in office. Vacancies will be filled by a vote of the majority of the directors of the Company then in office.

Each member of the Committee shall be determined to be an “independent director” within the meaning of the laws, rules and regulations applicable to the Company and the listing standards of the Nasdaq Stock Market LLC (“NASDAQ”), as well as within the judgment of the Board pursuant to criteria set forth in the Amended and Restated Articles of Association of the Company (the “Articles”) and the Company’s Corporate Governance Guidelines, as adopted by the Board.

2.	Meetings.

(a)	Frequency. The Committee shall meet during each fiscal year of the Company as frequently as the circumstances dictate or the Committee otherwise deems appropriate; provided that the Committee shall meet at least once during each fiscal year. The Committee, in its discretion, may ask members of management or others to attend its meetings (or portions thereof) and to provide pertinent information as necessary.

(b)	Chair. The Committee shall elect a Chair from among the Committee members only if the Chair has not already been appointed by the Board, and the Chair shall preside, when present, at all meetings of the Committee. The Committee may delegate any of its responsibilities to the Chair or to a subcommittee of the Committee to the extent permitted by applicable law.

(c)	Agenda and Notice. The Chair of the Committee shall establish the meeting dates and the meeting agenda and send proper notice of each Committee meeting to each member prior to each meeting. The Chair or a majority of the members of the Committee may call a special meeting of the Committee upon at least 24 hours’ prior notice to all Committee members in the manner provided in the Articles.

(d)	Holding and Recording Meetings. Committee meetings may be held in person, telephonically or by other communications equipment by means of which all persons participating in the meeting can hear each other, or action may be taken by written consent in accordance with Cayman Islands law and the Articles. The preceding sentence includes all electronic meeting formats including video chat meetings and related electronic forms of communication. Members of senior management, other directors and/or other persons may attend Committee meetings at the invitation of the Committee and shall provide pertinent information as necessary.

(e)	Quorum and Voting. A majority of the members of the Committee shall constitute a quorum. A majority of the Committee members present at any meeting in which a quorum is present may act on behalf of the Committee.

(f)	Reports and Minutes. The Committee shall report regularly to the Board no less than once per fiscal year, and in any event at each regularly scheduled Board meeting that follows a Committee meeting (other than a regularly scheduled Board meeting occurring in conjunction with such Committee meeting), with respect to (1) meetings of the Committee, (2) such other matters as are relevant to the Committee’s discharge of its responsibilities, and (3) such recommendations as the Committee may deem appropriate. The Committee shall maintain minutes and other records of meetings and activities of the Committee, as appropriate under Cayman Islands law.

C.	AUTHORITY AND RESPONSIBILITIES

The primary recurring duties and responsibilities of the Committee in carrying out the purposes outlined in Article A shall be the following:

1.	Board Nominations.

(a)	Board Composition. The Committee shall review, at least annually, the size and structure of the Board and its committees to assure that the proper skills and experience are represented on the Board and such committees and that the composition of the Board and such committees satisfy all requirements, including the requirements contained in the listing standards of the NASDAQ, the laws, rules and regulations applicable to the Company and the Company’s Corporate Governance Guidelines.

(b)	Director Criteria. The Committee shall determine the desired skills, experience and attributes required by the Board and its committees and develop and review the Board’s criteria for selecting new directors. In evaluating and selecting new directors, the Committee will consider (i) whether the director candidate would meet the definition of “independent director” specified in applicable laws, rules and regulations and the listing standards of the NASDAQ, including any special standards with respect to director independence that are applicable to any committee on which it is contemplated that such director candidate will serve, (ii) the applicable factors and standards set forth in the Company’s Corporate Governance Guidelines, and (iii) whether the director candidate would fill a present need on the Board or one or more of its committees.

(c)	Nominee Consideration. In connection with evaluating and selecting any new members, the Committee shall conduct searches for prospective Board members with the desired skills, experience and attributes and with consideration to applicable policies and criteria outlined in the Company’s Corporate Governance Guidelines, and shall discuss and evaluate possible candidates, including making appropriate inquiries into backgrounds and qualifications, and suggest individuals to explore in more depth.

(d)	Board Nominee Recommendations by the Committee. The Committee shall evaluate and recommend to the Board nominees for election to the Board at each annual general meeting of of the Company (or any other general meeting of the Company at which directors are to be elected), including nominees for re-election to the Board, and shall evaluate and recommend to the Board nominees to fill vacancies on the Board, in each case subject to the provisions of the Director Designation Agreement.

(e)	Committee Nominee Recommendations by the Committee. The Committee shall evaluate and recommend to the Board nominees for appointment to, or removal from, the Board committees (including whether members of the Board committees should be re-appointed and nominees to fill vacancies on the each Board committee), and the Committee shall also evaluate and recommend to the Board nominees for appointment as chairpersons of each Board committee.

(f)	Nominee Recommendations by Shareholders. The Committee shall consider recommendations by the Company’s shareholders of nominees for election to the Board in the same manner as other nominees, provided that such nominee recommendations are made in accordance with the Articles.

(g)	Recommendation for Board Leadership. The Committee shall annually review and evaluate the leadership structure of the Board, and determine whether it continues to be appropriate, in lights of circumstances and considerations involving the Company, including the satisfaction of the Board’s risk oversight function. To the extent the Committee determines that the leadership structure of the Board should be modified, the Committee shall make recommendations to the Board regarding such changes as it deems appropriate, consistent with the Company’s Corporate Governance Guidelines.

(h)	Director Evaluation. The Committee shall evaluate and consider matters relating to qualifications, retirement, resignations and succession of directors. The Committee shall review the suitability of each Board member for continued service when his or her term expires or when he or she has a significant change in status, including a change in principal employment, and shall evaluate and recommend any termination of a director for cause.

2.	Corporate Governance.

(a)	Corporate Governance Policies. The Committee shall assist the Board in periodically reviewing and assessing the adequacy of the Company’s Corporate Governance Policies, including those relating to the structure and operation of the Board and share ownership by directors and executive officers, and recommend any proposed changes to the Board for approval. The Committee shall also cause this Charter and the Corporate Governance Policies to be published on the Company’s website, in accordance with the listing standards of the NASDAQ.

(b)	Other Corporate Governance Issues. The Committee shall consider any other corporate governance issues that arise from time to time, including any plans or provisions to be adopted by the Company that may impact shareholders’ rights.

(c)	Director Education. The Committee shall oversee the Company’s orientation and continuing education program for directors, which shall be designed to inform new and incumbent directors about corporate governance issues and other important issues with respect to the Company.

(d)	Organizational Document Review. The Committee shall conduct periodic reviews of the Articles and this Charter, and make recommendations to the Board for changes therein, as determined necessary or appropriate by the Committee.

3.	Board and Management Oversight

(a)	Succession Planning. The Committee shall oversee and approve the management continuity planning process. The Committee shall review and evaluate the succession plans relating to the Chairman of the Board, the CEO and other executive officer positions and make recommendations to the Board with respect to such plans.

(b)	Evaluations. The Committee shall oversee (i) an annual evaluation of the Company’s management and (ii) an annual self-evaluation of the Board.

4.	Shareholder Proposals. The Committee shall consider and make recommendations to the Board with respect to any proposals (including proposals with respect to the corporate governance of the Company) or director nominations submitted by the Company’s shareholders.

5.	Third-Party Advisors/Consultants. The Committee may retain, pay and terminate any search firm to be used to identify director and/or executive officer candidates and shall approve the search firm’s fees and other retention terms. The Committee shall also obtain advice and assistance as it deems necessary or appropriate from internal or external legal, accounting or other advisors, which may be different from the Company’s day-to-day advisors.

6.	Funding/Access to Records.

(a)	Funding. The Company shall provide for appropriate funding, as determined by the Committee, for payment of (1) compensation to any advisors (including any search firms, consultants, independent legal counsel or other advisors) engaged as provided in Section 5 above, and (2) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties. The Committee is empowered, without further action by the Board, to cause the Company to pay any such compensation and administrative expenses.

(b)	Access to Records. The Committee shall have full access to any relevant records of the Company that it deems necessary to carry out its responsibilities. The Committee may request that any officer or other employee of the Company or any advisor to the Company meet with members of the Committee or its advisors, as it deems necessary to carry out its responsibilities.

7.	Other Responsibilities.

(a)	Committee Authority. The Committee shall discharge its responsibilities, and shall assess the information provided to the Committee, in accordance with its business judgment. The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it shall deem appropriate.

(b)	Annual Self Evaluation. At least annually, the Committee shall evaluate its own performance and report its results to the Board.

(c)	Charter Review. The Committee shall periodically review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

(d)	Other Responsibilities. The Committee shall perform such other functions that from time to time may be delegated to it by the Board and that are related to the purposes of the Committee set forth in Article A.

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